Exhibit 99.1

Qudian Inc. Reports First Quarter 2023

Unaudited Financial Results

XIAMEN, China, June 12, 2023/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights:

•	Total revenues were RMB21.9 million (US$3.2 million), compared to RMB201.8 million for the same period of last year
•	Net income attributable to Qudian’s shareholders was RMB414.3 million (US$60.3 million), compared to net loss of RMB142.8 million for the same period of last year; net income per diluted ADS was RMB1.81 (US$0.26) for the first quarter of 2023
•	Non-GAAP net income attributable to Qudian’s shareholders was RMB416.0 million (US$60.6 million), compared to net loss of RMB144.5 million for the same period of last year. We exclude share-based compensation expenses and convertible bonds buyback income from our non-GAAP measures. Non-GAAP net income per diluted ADS was RMB1.81 (US$0.26) for the first quarter of 2023

“The business conditions remain challenging in the first quarter of 2023. We continued to execute our business transition, with the winding down of our QD Food business to its final stage while maintaining a healthy balance sheet by pursuing efficient cash management,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “Moving forward, we remain focused on navigating market dynamics and capitalizing on new business and investment opportunities, including those overseas, in order to build long-term value for our shareholders.”

First Quarter Financial Results

Total revenues were RMB21.9 million (US$3.2 million), representing a decrease of 89.1% from RMB201.8 million for the first quarter of 2022.

Financing income, loan facilitation income and other related income and transaction services fee and other related income decreased to nil as a result of the winding down of the loan book business.

Sales income and others increased to RMB21.9 million (US$3.2 million), which was mostly attributable to sales income generated by QD Food and partially generated by other incomes from various new overseas business attempts, compared with RMB4.1 million for the first quarter of 2022, which was mainly attributable to sales income generated by the Wanlimu Kids Clubs business. We have wound down the QD Food business.

Total operating costs and expenses decreased to RMB83.9 million (US$12.2 million) from RMB285.5 million for the first quarter of 2022.

Cost of revenues decreased by 29.0% to RMB22.8 million (US$3.3 million) from RMB32.1 million for the first quarter of 2022, primarily due to the winding down of the Wanlimu Kids Clubs business and loan book business, partially offset by inventory clearance relating to QD Food business.

Sales and marketing expenses decreased by 88.6% to RMB2.6 million (US$0.4 million) from RMB23.1 million for the first quarter of 2022, primarily due to the winding down of the Wanlimu Kids Clubs business and QD Food business.

General and administrative expenses decreased by 56.8% to RMB51.2 million (US$7.5 million) from RMB118.4 million for the first quarter of 2022, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Research and development expenses decreased by 46.5% to RMB10.5 million (US$1.5 million) from RMB19.6 million for the first quarter of 2022, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries and a decrease in third-party service fees.

Expected credit loss for receivables and other assets was a reversal of RMB5.9 million (US$0.9 million) as compared to a loss of RMB11.9 million for the first quarter of 2022, primarily due to the winding down of the loan book business.

Impairment loss from other assets decreased by 97.7% to RMB2.7 million (US$0.4 million) from RMB113.5 million, as a result of the winding down of the Wanlimu Kids Clubs business.

Loss from operations was RMB28.9 million (US$4.2 million), compared to RMB66.4 million for the first quarter of 2022.

Interest and investment income, net was RMB241.3 million (US$35.1 million), compared to a loss of RMB42.3 million for the first quarter of 2022, mainly due to the increase in quoted price of the short-term investments.

Gain on derivative instrument increased by 375.2% to RMB286.9 million (US$41.8 million) from RMB60.4 million for the first quarter of 2022, primarily due to the increase in quoted price of the equity securities relating to the derivative instruments we hold.

Net income attributable to Qudian’s shareholders was RMB414.3 million (US$60.3 million). Net income per diluted ADS was RMB1.81 (US$0.26).

Non-GAAP net income attributable to Qudian’s shareholders was RMB416.0 million (US$60.6 million). Non-GAAP net income per diluted ADS was RMB1.81 (US$0.26).

Cash Flow

As of March 31, 2023, the Company had cash and cash equivalents of RMB5,001.3 million (US$728.2 million) and restricted cash of RMB56.5 million (US$8.2 million).

For the first quarter of 2023, net cash provided by operating activities was RMB328.6 million (US$47.8 million), mainly due to the decrease in other current and non-current assets primarily as a result of the winding down of the loan book business. Net cash provided by investing activities was RMB1,212.8 million (US$176.6 million), mainly due to the net proceeds from the redemption of short-term investments. Net cash used in financing activities was RMB57.2 million (US$8.3 million), mainly due to the repurchase of ordinary shares.

Update on Share Repurchase

As previously disclosed, the Company established a share repurchase program in June 2022, under which the Company may purchase up to US$200 million worth of its Class A ordinary shares and/or ADSs over a 24-month period. From the launch of the share repurchase program on June 13, 2022 to the date of this release, the Company has in aggregate purchased 24.2 million ADSs in the open market for a total amount of approximately US$24.4 million (an average price of $1.0 per ADS) pursuant to the share repurchase program.

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company in China. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative consumer products and services to satisfy Chinese consumers' fundamental and daily needs by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income, which is non-cash and non-recurring. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
(In thousands except for number	2022	2023
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	177,901	-	-
Sales commission fee	21	-	-
Sales income and others	4,141	21,859	3,183
Penalty fee	17,311	-	-
Loan facilitation income and other related income	472	-	-
Transaction services fee and other related income	1,973	-	-
Total revenues	201,819	21,859	3,183

Operating cost and expenses:
Cost of revenues	(32,130)	(22,806)	(3,321)
Sales and marketing	(23,083)	(2,629)	(383)
General and administrative	(118,429)	(51,201)	(7,455)
Research and development	(19,576)	(10,466)	(1,524)
Changes in guarantee liabilities and risk assurance liabilities(1)	33,119	-	-
Expected credit loss for receivables and other assets	(11,891)	5,900	859
Impairment loss from other assets	(113,528)	(2,661)	(387)
Total operating cost and expenses	(285,518)	(83,863)	(12,211)

Other operating income	17,266	33,144	4,826

Loss from operations	(66,433)	(28,860)	(4,202)
Interest and investment (loss)/income, net	(42,274)	241,287	35,134
Gain from equity method investments	1,443	1,314	191
Gain on derivative instruments	60,367	286,850	41,769
Foreign exchange gain/(loss), net	85	(1,774)	(258)
Other income	79	1,605	234
Other expenses	(2,039)	(571)	(83)

Net (loss)/income before income taxes	(48,772)	499,851	72,785
Income tax expenses	(94,115)	(85,553)	(12,457)

Net (loss)/Income	(142,887)	414,298	60,328
Less: net loss attributable to non-controlling interest shareholders	(88)	-	-

Net (loss)/income attributable to Qudian Inc.’s shareholders	(142,799)	414,298	60,328

Loss/(Earning) per share for Class A and Class B ordinary shares:
Basic	(0.56)	1.82	0.27
Diluted	(0.56)	1.81	0.26

Loss/(Earning) per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.56)	1.82	0.27
Diluted	(0.56)	1.81	0.26

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,735,434	227,199,812	227,199,812
Diluted	259,137,777	229,412,998	229,412,998

Other comprehensive loss:
Foreign currency translation adjustment	(1,050)	(4,090)	(596)

Total comprehensive (loss)/income	(143,849)	410,208	59,732
Less: total comprehensive loss attributable to non-controlling interest shareholders	(88)	-	-

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	(143,761)	410,208	59,732

Note：

(1):The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,"Derivative",  and the change in risk assurance liabilities accounted in accordance with ASC 450, "Contingencies" and ASC 460, "Guarantees".

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number	2022	2023
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	3,486,376	5,001,285	728,243
Restricted cash	86,372	56,503	8,227
Short-term investments	5,378,305	4,812,491	700,753
Short-term finance lease receivables	1,381	960	140
Other current assets	2,106,092	1,422,320	207,106
Total current assets	11,058,526	11,293,559	1,644,469

Non-current assets:
Right-of-use assets	103,142	105,749	15,398
Investment in equity method investee	133,058	134,293	19,555
Long-term investments	217,046	211,212	30,755
Property and equipment, net	773,886	833,722	121,399
Intangible assets	9,701	4,353	634
Other non-current assets	451,076	451,134	65,690
Total non-current assets	1,687,909	1,740,463	253,431

TOTAL ASSETS	12,746,435	13,034,022	1,897,900

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of March 31,
(In thousands except for number	2022	2023
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	29,062	145,312	21,159
Short-term lease liabilities	6,311	8,083	1,177
Derivative instruments-liability	163,129	108,729	15,832
Accrued expenses and other current liabilities	295,675	213,928	31,150
Income tax payable	90,753	158,498	23,079
Total current liabilities	584,930	634,550	92,397

Non-current liabilities:
Deferred tax liabilities, net	2,118	19	3
Long-term lease liabilities	426	2,038	297
Long-term borrowings and interest payables	116,249	-	-

Total non-current liabilities	118,793	2,057	300

Total liabilities	703,723	636,607	92,697

Shareholders’ equity:
Class A Ordinary shares	132	132	19
Class B Ordinary shares	44	44	6
Treasury shares	(486,955)	(542,715)	(79,025)
Additional paid-in capital	4,036,197	4,036,452	587,753
Accumulated other comprehensive loss	(45,960)	(50,050)	(7,288)
Retained earnings	8,539,254	8,953,552	1,303,738

Total shareholders’ equity	12,042,712	12,397,415	1,805,203

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,746,435	13,034,022	1,897,900

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended December 31,
	2022	2023
(In thousands except for number	(Unaudited)	(Unaudited)	(Unaudited)
of shares and per-share data)	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	(142,799)	414,298	60,328
Add: Share-based compensation expenses	7,723	1,668	243
Less: Convertible bonds buyback income	9,460	-	-
Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	(144,536)	415,966	60,571

Non-GAAP net (loss)/earning per share—basic	(0.57)	1.83	0.27
Non-GAAP net (loss)/earning per share—diluted	(0.57)	1.81	0.26
Weighted average shares outstanding—basic	253,735,434	227,199,812	227,199,812
Weighted average shares outstanding—diluted	259,137,777	229,412,998	229,412,998